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                 October 27, 2021

       Dean Julia
       Chief Executive Officer
       Mobiquity Technologies, Inc.
       35 Torrington Lane
       Shoreham, NY 11786

                                                        Re: Mobiquity
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on October
19, 2021
                                                            File No. 333-260364

       Dear Mr. Julia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley 202-551-2545 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              GAVIN C. GRUSD